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                              November 9, 2023

       James Crotty
       Chief Executive Officer
       Bancorp 34, Inc.
       8777 E. Hartford Drive, Suite 100
       Scottsdale, Arizona 85255

                                                        Re: Bancorp 34, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed on November
6, 2023
                                                            File No. 333-273901

       Dear James Crotty:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

       Amendment No. 2 to Form S-4 filed November 6, 2023

       Exclusive Forum Provision, page 249

   1. We note your response to our prior comment 14 and reissue in part. We note that your forum selection
provision identifies a state or federal court located within the state of
                                                        Maryland for certain
litigation, including any "derivative action." Please clarify if the exclusive forum
provision applies to actions arising under the Securities Act or Exchange
                                                        Act. In that regard, we
note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
                                                        Please also similarly
revise under your risk factor "The Bancorp 34 articles of
                                                        incorporation," at page
64.
 James Crotty
Bancorp 34, Inc.
November 9, 2023
Page 2
Signatures, page II-4

2. Please also include a signature for your controller or principal accounting officer. See
         Instruction 1 to Signatures, on Form S-4. If someone is signing in more than one capacity, indicate each capacity in which he signed.
        Please contact Sarmad Makhdoom at 202-551-5776 or Michael Henderson at 202-551-
3364 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames Crotty                               Sincerely,
Comapany NameBancorp 34, Inc.
                                                             Division of
Corporation Finance
November 9, 2023 Page 2                                      Office of Finance
FirstName LastName